UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  December 13, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated December 13, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

December 13, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
NEWS RELEASE No. 27, 2007

J-Pacific Gold Finalizes Plans for New Drill Program at its Montgolfier Project in Quebec

VANCOUVER, DECEMBER 13, 2007 - J-Pacific Gold Inc. ("J-Pacific") (TSXV - JPN, OTCBB - JPNJF), announced today that it is finalizing plans for a 12,000-metre core drilling program at its Montgolfier Project, scheduled to commence in early January 2008. The Montgolfier Project is located in the Casa Berardi region of northwestern Quebec, some 85 kilometres west of Matagami and 40 kilometres east of the Casa Berardi gold deposit.

The drill program is based on recommendations by SRK Consulting (Canada) Inc. ("SRK"), following an in-depth review of results from the 2007 drill program. The 2008 program, consisting of an initial 18 holes, is designed to test the lateral and depth extensions of gold mineralization encountered during the 2007 program. The 2008 program will focus on three main target areas. In the western part of the project, two holes will test the depth extensions of quartz-carbonate-arsenopyrite veining intersected in hole JPN07-01. Six holes are planned to test the extensions of hole JPN07-06 (1.44g Au/t over 12.0 metres) on three 100-metre sections. Finally, 10 holes will test the lateral and depth extensions of gold mineralization intersected in hole JPN07-17 (10.42g Au/t over 1.0 metre) and hole JPN07-21 (6.44g Au/t over 3.2 metres), on seven 100-metre sections over a strike length of 1.3 kilometres. Currently, there is insufficient information to determine if the reported core intervals represent true widths (see J-Pacific news releases dated March 22 and July 19, 2007). An additional 1,200 metres of drilling is included as a contingency, to allow testing of other targets on the project.

The Montgolfier Project straddles the Casa Berardi Tectonic Zone, approximately 30 kilometres east of the Casa Berardi Mine, where Aurizon Mines Ltd. has outlined a mineral reserve of 4.7 million tonnes grading 7.7 g Au/t (equivalent to 1,169,000 oz Au), with an indicated mineral resource of 3.1 million tonnes grading 5.3 g Au/t (equivalent to 526,000 oz Au), and an inferred mineral resource of 5.1 million tonnes grading 6.6 g Au/t (equivalent to 1,060,000 oz Au) (Source: Aurizon Mines Ltd. website).

Drilling is being performed by Major Drilling Group International Inc., and the on-site geological expertise is being provided by IOS Services Geoscientifiques Inc., a Quebec- based geological services consulting company, under the supervision of Dr. Jean- Francois Couture, J-Pacific's qualified person for this project as defined by NI 43-101 regulations, who has reviewed and approved this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For more information, visit www.jpgold.com, or call or e-mail:

Contact:
Media Inquiries:
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

Investor Relations:
Neil Murray-Lyon
Renmark Financial Communications Inc.
Tel: +1 (514) 939-3989
Fax: +1 (514) 939-3717
E-mail: nmurraylyon@renmarkfinancial.com

J-Pacific Gold Inc.
802 - 1166 Alberni Street
Vancouver, BC, Canada V6E 3Z3
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Web: http://www.jpgold.com

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.